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                          December 15, 2021

       Caron A. Lawhorn
       Chief Financial Officer
       ONE Gas, Inc.
       15 East Fifth Street
       Tulsa, OK 74103

                                                        Re: ONE Gas, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 1-36108

       Dear Ms. Lawhorn:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Financial Results and Operating Information
       Non-GAAP Financial Measure, page 33

   1. We note you have identified net margin as a non-GAAP measure and reconciled it to your total revenues. We also
note a similar presentation in your Form 10-Q for the quarter ended September 30,
2021. Please reconcile your non-GAAP measure, net margin to the most directly
comparable GAAP measure, a fully loaded gross profit, as calculated on a
                                                        GAAP basis. Refer to
Item 10(e)(1)(i)(B) of Regulation S-K.
 Caron A. Lawhorn
ONE Gas, Inc.
December 15, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 with any questions.



FirstName LastNameCaron A. Lawhorn                        Sincerely,
Comapany NameONE Gas, Inc.
                                                          Division of
Corporation Finance
December 15, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName